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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Craig Corporation

(Name of Issuer)

Class A Common Preference Stock

(Title of Class of Securities)

224174201

(CUSIP Number)

Andrew E. Shapiro, Manager Lawndale Capital Management, LLC One Sansome St., Suite 3900 San Francisco, CA 94104 415-288-2330	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 700,300
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 700,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person 700,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9

14. Type of Reporting Person (See Instructions)

OO and IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 500
8. Shared Voting Power 700,300
9. Sole Dispositive Power 500
10. Shared Dispositive Power 700,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person 700,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 604,900
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 604,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 604,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.6

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Rick Benson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 500
8. Shared Voting Power -0-
9. Sole Dispositive Power 500
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) < 0.1

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Class A Common Preference Stock (the "Stock") of Craig Corporation (the "Issuer"). The principal executive office of the Issuer is located at 550 S. Hope St., Suite 1825, Los Angeles, CA 90071.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM");
Diamond A Partners, L.P. ("DAP"), a California limited partnership;
Rick Benson ("Benson"); and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
One Sansome St., Suite 3900, San Francisco, CA 94104.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

LCM is the investment adviser to and the general partner of DAP. Shapiro is the sole manager of LCM. Benson is an employee of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro and Benson are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds Under Management [1]	$3,817,720.44
DAP	Working Capital	$3,283,815.86
Shapiro	Personal Funds	$ 2,327.50
Benson	Personal Funds	$ 3,710.77

1 includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with Craig's management, members of Craig's Board of Directors, other significant shareholders, and others regarding alternatives that Craig could employ to maximize shareholder value including the recently announced plan to consolidate Craig and its affiliates, Reading Entertainment, (O-RDGE) and Citadel Holdings (A-CDL.A and CDL.B), into a larger single entity. Concurrent with this filing, Lawndale has sent to Craig's Board a letter dated April 11, 2001 (See Exhibit B) which, among other things:

1) urges Craig's Board to take all appropriate actions to make such a combination happen as Lawndale believes combining these companies can substantially increase shareholder value;

2) calls on Craig's Board to require the Craig Corp Class A Common Preference Stock to receive at least equivalent economic value to the Craig Common Stock in any transaction.

Lawndale acquired the Stock solely for investment purposes because it believes that the value of the Stock in the public market, currently trading below Craig's tangible book value, is undervalued by not adequately reflecting the value of Craig's underlying business and assets, the potential value from its new international movie theater and real estate development initiatives and possible synergies from the recently announced proposed combination.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock on the New York Stock Exchange on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since February 1, 2001:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	P	2-28-01	200	2.36
DAP	P	3-13-01	1,000	1.91
DAP	P	3-21-01	1,000	1.91
DAP	P	4-11-01	2,000	1.63

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April ___, 2001

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager	Rick Benson

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the Class A common preferred stock of Craig Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 10, 2000

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager	Rick Benson

Andrew E. Shapiro
President

April 11, 2001

Board of Directors
Craig Corporation
550 South Hope Street
Suite 1825
Los Angeles, CA 90071

Lawndale Capital Management Applauds Move to Consolidate Affiliates;
Requests Board Value Similarly Craig Common and Craig Class A Common Preference Stock

Dear Board of Directors:

As you may know, Lawndale Capital Management, LLC and its affiliates ("Lawndale") own substantial minority positions in Craig Corporation (NYSE: CRG, CRG.pfd) and its majority-owned subsidiary, Reading Entertainment, Inc. (Nasdaq: RDGE), and their affiliate, Citadel Holding Corporation (AMEX: CDL.A and CDL.B). In fact, concurrent with this letter, Lawndale is filing an amendment to our SEC Form 13D filings reflecting an increase in our Craig Class A Common Preference Stock position to 9.9%.

First and foremost, we applaud the recently announced decision of all three boards of these theater exhibition/real estate companies to pursue a merger into a single company, Citadel, and urge you to take all appropriate actions to make such a synergistic combination happen. As you are aware from our statements to you at past annual meetings and recent 13D filings, Lawndale believes combining these companies can substantially increase shareholder value by simplifying this unnecessarily complex and conflicting set of small companies into a single, larger and stronger enterprise. In addition, the combination of these companies' individual illiquid securities into a much larger, more liquid single security is more likely to attract investor community interest and understanding, lowering the combined company's cost of capital. Your proposed deal is a giant stride in that direction.

We note that Craig's stock price has declined and remains at a sizable discount to a marked down tangible book value. It seems Craig's undervaluation and the benefits of the proposed combination into Citadel Holdings are more obvious to us than others. As such, we increased our position from our last filing level.

We are communicating with you and, in particular, the Craig Board's Conflicts Committee, to express Lawndale's views regarding the to-be-determined merger ratio. Lawndale believes that in the process of determining the exchange value for Craig Corp Common Stock and Craig Corp Class A Common Preference Stock, the Board should, consistent with past Company actions and statements, require the Craig Corp Class A Common Preference Stock receive at least equivalent economic value to the Craig Common Stock in any transaction.

We remind you that in February, 1998, Craig Corporation distributed a stock dividend of one (1) share of Class A Common Preference Stock for each share of the Company's Common Stock and for each share of the Company's Class A Common Preference Stock. This action by the Company treated the two classes of shares as economically equivalent. In fact, it appears the New York Stock Exchange and most financial databases treated this distribution as a stock split. The December 15, 1997 press release announcing the stock distribution reiterated the economic equivalency of the two classes of shares:

"Mr. Cotter noted that, except for voting rights (common stock has 30 votes per share, while Class A Common Preference Stock has one vote per share), the two classes of stock are essentially the same. The Class A Common Preference Stock is classified as a preferred stock because it is eligible for dividends separate and apart from those declared on Common Stock (as well as being entitled to all dividends made on Common Stock), and because it has a liquidation preference of $5.00 per share. However, after such liquidation preference is paid, the Common Stock is then entitled to a distribution equal to the liquidation preference and thereafter, shares of Class A Common Preference Stock and Common Stock share equally in all further distributions."

We expect that the Conflicts Committee and the Craig Board in determining a fair merger ratio, will act consistent with the Company's prior actions and statements regarding its Class A Common Preference Stock. Lawndale believes the proper exercise of the Board's fiduciary duties requires that the Class A Common Preference Stock receive at least the same merger consideration as that of the Common Stock.

Sincerely,

Andrew Shapiro
 Manager
Lawndale Capital Management, LLC